DRAFT
07/23/98  2:42 PM
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 40 5
                                 (CUSIP Number)

                                 Glynn Williams
                          333 Texas Street, Suite 1375
                              Shreveport, LA 71101
                                  318-429-1375
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 16, 1998
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 382410 40 5                                                Page 2 of 6

1.   Name of Reporting Persons and IRS or SS Identification Number:
     Sheldon Appel
2.   Check the Appropriate Box if a Member of a Group:
     (a)       N/A
     (b)       N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     364,703
6.   Shared Voting Power
     0
7.   Sole Dispositive Power
     430,512
8.   Shared Dispositive Power
     0
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     430,512
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     7.72%
12.  Type of Reporting Person
     IN

* Includes 103,285 shares of Common Stock held, 255,254 shares issuable upon the conversion of 228,930 shares of Series B Convertible Preferred Stock and 13,750 shares of Common Stock issuable upon the conversion of 33,000 shares of Series A Convertible Preferred Stock held by a partnership affiliated with Mr. Appel. Mr. Appel has advised the Company that he exercises sole voting and investment power with respect to these shares. Also includes 50,372 shares issuable upon the conversion of 45,177 shares of Series B Convertible Preferred Stock held by a trust of which Mr. Appel is trustee. Also includes 7,000 shares issuable upon the exercise of outstanding stock options under the Company's 1995 Nonemployee Director Stock Option and Nonemployee Directors Compensation Plans.

CUSIP No. 382410 40 5                                                Page 3 of 6

1.   Name of Reporting Persons and IRS or SS Identification Number:
     Sheldon Appel Company
2.   Check the Appropriate Box if a Member of a Group:
     (a) N/A
     (b) N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     California
Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     372,289
6.   Shared Voting Power
       -
7.   Sole Dispositive Power
     372,289
8.   Shared Dispositive Power
       -
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     372,289*
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9 6.78%
12.  Type of Reporting Person
     PN


* Includes 255,254 shares issuable upon the conversion of 228,930 shares of Series B Convertible Preferred Stock and 13,750 shares of Common Stock issuable upon the conversion of 33,000 shares of Series A Convertible Preferred Stock

                                                                     Page 4 of 6
Item 1(a)   Name of Issuer:
            Goodrich Petroleum Corporation
Item 1(b)   Address of Issuer's principal executive offices:
            5847 San Felipe, Suite 700
            Houston, TX 77057
Item 2(a)   Name of person filing:
            1.      Sheldon Appel
            2.      Sheldon Appel Company
Item 2(b)   Address of principal business office or, if none, residence:
            1.     2148 Federal Avenue
                         Suite A
                         Los Angeles, CA  90025
            2.   2148 Federal Avenue
                         Suite A
                         Los Angeles, CA  90025
Item 2(c)   Citizenship:
            1.        United States
            2.        California
Item 2(d)   Title of class of securities:
            Common Stock, $.20 par value
Item 2(e)   CUSIP Number:  382410 40 5
Item 3      Not Applicable
Item 4      Ownership:
            (a) Amount beneficially owned:
                430,512*
            (b) Percent of class:
                7.72%
            (c) Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote -
                      430,512
                (ii)  shared power to vote or to direct the vote -
                      0
                (iii) sole power to dispose or to direct the disposition of -
                      430,512
                (iv)  shared power to dispose or to direct the disposition of -
                      0

* Includes 103,285 shares of Common Stock held, 255,254 shares issuable upon the conversion of 228,930 shares of Series B Convertible Preferred Stock and 13,750 shares of Common Stock issuable upon the conversion of 33,000 shares of Series A Convertible Preferred Stock held by a partnership affiliated with Mr. Appel. Mr. Appel has advised the Company that he exercises sole voting and investment power with respect to these shares.

     Also includes 50,372 shares issuable upon the conversion of 45,177 shares of Series B Convertible Preferred Stock held by a trust of which Mr. Appel is trustee. Also includes 7,000 shares issuable upon the exercise of outstanding stock options under the Company's 1995 Nonemployee Director Stock Option and Nonemployee Directors Compensation Plans.



Item 5-9    Not Applicable
Item 10 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            July 31, 1998



/s/ Sheldon Appel
----------------------
Sheldon Appel